March 31, 2005


Thomas H. Pollihan
Senior Vice President, Secretary and General Counsel
Kellwood Company
600 Kellwood Parkway
St. Louis, MO 63017


	Re:	Kellwood Company
		Post-Effective Amendment No. 2 to Form S-3 filed March
17,
2005
		File No. 333-117833


Dear Mr. Pollihan:

      We have limited our review of your filing to the issues identified in the following comments. No further review of the registration statement has been made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form S-3
We note that you have attempted to register guarantees by post-effective amendment. You may not register new securities by post-effective amendment. Please file a new registration statement to register the guarantees.1.

2. Please provide us your analysis as to why you believe you are eligible to use Form S-3 to register the guarantees of your non-reporting subsidiary guarantors. It is unclear whether the subsidiaries meet the eligibility requirements for Form S-3. Please advise.

Risk Factors

A Change in the Accounting Rules Relating to How the Debentures Impact the Computation of Our Diluted Earnings. . ., page 24
3. Please update this risk factor to reflect the change in accounting treatment that the Financial Accounting Standards Board has made regarding contingent convertible debt. You should discuss any risks associated with this change.



****


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated
authority, declare   the filing effective, it does not foreclose
the
Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Howard M. Baik at (202) 942-
1963
or Ellie Quarles, Special Counsel, at (202) 942-1859.

      Sincerely,



						H. Christopher Owings
						Assistant Director

cc (via fax): 	Heidi J. Steele, Esq.
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Thomas H. Pollihan
Kellwood Company
March 31, 2005
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